Contact

www.linkedin.com/in/conor-sheehan-reef (LinkedIn)

Top Skills

iOS Development
Product Development
Branding & Identity

Conor Sheehan

Founder & CEO @reef
Santa Monica, California, United States

Summary

Building the future of cannabis with the world's first decentralized cultivation platform.

Founded at the intersection of smart home, agtech, and clean-tech, our first product, the HomeGrow, automates the cannabis grow cycle from seed to flower.

Our deeper innovation is converting consumers into cultivators through human-centered design and a seamless user experience.

At reef grows we are building a platform where transparency, sustainability and community are the foundation for crafting the next era of the cannabis industry.

Experience

reef
Founder
September 2019 - Present (3 years 8 months)
Baltimore, Maryland, United States

Commercial Vehicle Safety Alliance
Mobile Application Developer
November 2020 - August 2021 (10 months)

Leading the design and development of CVSA's iOS and Android applications to increase the usability and optimize the on site experience for commercial vehicle safety inspectors.

Freelance
iOS Developer
January 2016 - August 2021 (5 years 8 months)
Baltimore, Maryland, United States

Aavia
iOS App Developer
July 2018 - May 2020 (1 year 11 months)

Education

University of Maryland College Park
Bachelor's degree, Computer Science · (2015 - 2017)